EXHIBIT 17.1

[ITW LETTERHEAD]

February 18, 2005

Board of Directors
Snap-on Incorporated
10801 Corporate Drive
Pleasant Prairie, WI 53158

Ladies and Gentlemen:

In view of the other interests that I intend to pursue, I feel that I should make arrangements to step down as a director of Snap-on Incorporated. Accordingly, I hereby submit my resignation as a director, effective February 21, 2005.

I have enjoyed my service on the Board and Committees of Snap-on Incorporated. It has been my privilege to work with this Board and the Snap-on management team. I wish you all the best in guiding Snap-on in the future.

/s/  Frank S. Ptak